UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

INTRAWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46118M509

(CUSIP Number)

July 28, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 46118M509	13G	Page 2 of 10

1	Names of Reporting Persons. Central Square Management LLC I.R.S. Identification Nos. of above persons (entities only) 33-1163626
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Central Square Management LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Central Square Management LLC - 0 shares
6 Shared Voting Power Central Square Management LLC - 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power Central Square Management LLC - 0 shares
8 Shared Dispositive Power Central Square Management LLC – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Central Square Management LLC – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) Central Square Management LLC – 5.03% (5.19% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Central Square Management LLC - OO (Limited Liability Company)

CUSIP NO.	46118M509

1	Names of Reporting Persons. Central Square GP LLC I.R.S. Identification Nos. of above persons (entities only) 33-1163623
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Central Square GP LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Central Square GP LLC - 0 shares
6 Shared Voting Power Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power Central Square GP LLC - 0 shares
8 Shared Dispositive Power Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) Central Square GP LLC– 5.03% (5.19% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Central Square GP LLC - OO (Limited Liability Company)

CUSIP NO.	46118M509

1	Names of Reporting Persons. Central Square Capital LP I.R.S. Identification Nos. of above persons (entities only) 33-1163628
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Central Square Capital LP - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Central Square Capital LP - 0 shares
6 Shared Voting Power Central Square Capital LP– 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power Central Square Capital LP - 0 shares
8 Shared Dispositive Power Central Square Capital LP– 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Central Square Capital LP– 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) Central Square Capital LP– 5.03% (5.19% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Central Square Capital LP - PN (Limited Partnership)

CUSIP NO.	46118M509

1	Names of Reporting Persons. Kelly Cardwell I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Kelly Cardwell – United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Kelly Cardwell- 0 shares
6 Shared Voting Power Kelly Cardwell– 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power Kelly Cardwell - 0 shares
8 Shared Dispositive Power Kelly Cardwell – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Kelly Cardwell – 316,146 shares (326,542 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) Kelly Cardwell – 5.03% (5.19% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Kelly Cardwell- IN

CUSIP NO.	46118M509

Item 1.

(a)	Name of Issuer
Intraware, Inc.
(b)	Address of Issuer’s Principal Executive Offices
25 Orinda Way, Orinda, CA 94563

Item 2.

(a)	Name of Person Filing
Central Square Management LLC
(b)	Address of Principal Business Office or, if none, Residence
Central Square Management LLC Central Square GP LLC Central Square Capital LP Kelly Cardwell 27475 Ferry Road Warrensville, IL 60555
(c)	Citizenship
Central Square Management LLC - Delaware Central Square GP LLC - Delaware Central Square Capital LP – Delaware Kelly Cardwell - United States
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
46118M509

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO.	46118M509

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **

Central Square Management LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square Capital LP – 316,146 shares (326,542 shares as of the date of filing)

Kelly Cardwell – 316,146 shares (326,542 shares as of the date of filing)

(b)	Percent of Class**

Central Square Management LLC – 5.03% (5.19% as of the date of filing)

Central Square GP LLC – 5.03% (5.19% as of the date of filing)

Central Square Capital LP – 5.03% (5.19% as of the date of filing)

Kelly Cardwell – 5.03% (5.19% as of the date of filing)

(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Central Square Management LLC - 0 shares Central Square GP LLC - 0 shares Central Square Capital LP – 0 shares Kelly Cardwell - 0 shares
(ii) shared power to vote or to direct the vote**

Central Square Management LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square Capital LP – 316,146 shares (326,542 shares as of the date of filing)

Kelly Cardwell – 316,146 shares (326,542 shares as of the date of filing)

CUSIP NO.	46118M509

(iii)	Sole power to dispose or to direct the disposition of**
Central Square Management LLC - 0 shares Central Square GP LLC - 0 shares Central Square Capital LP – 0 shares Kelly Cardwell - 0 shares
(iv)	shared power to dispose or to direct the disposition of**

Central Square Management LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square GP LLC – 316,146 shares (326,542 shares as of the date of filing)

Central Square Capital LP – 316,146 shares (326,542 shares as of the date of filing)

Kelly Cardwell – 316,146 shares (326,542 shares as of the date of filing)

** Shares reported herein for Central Square Capital LP (the “CSC LP”) represent shares beneficially owned by CSC LP. Shares reported herein for Central Square GP LLC (“CS GP LLC”) represent the above-referenced shares beneficially owned by CSC LP for which CS GP LLC serves as general partner. Shares reported herein for Central Square Management LLC (“SCM LLC “) represent the above-referenced shares beneficially owned by CSC LP for which SCM LLC serves as investment manager. Shares reported herein for Mr. Cardwell represent the above referenced shares beneficially owned by CSC LP. Mr. Cardwell serves as the managing member of CS GP LLC and SCM LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO.	46118M509

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	46118M509

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 31, 2008

CENTRAL SQUARE MANAGEMENT LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

CENTRAL SQUARE GP LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

CENTRAL SQUARE CAPITAL LP

By: Central Square GP LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

KELLY CARDWELL

/s/ Kelly Cardwell

Kelly Cardwell, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 31, 2008, is by and among Central Square Management LLC, Central Square GP LLC, Central Square Capital LP and Kelly Cardwell, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Intraware, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CENTRAL SQUARE MANAGEMENT LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

CENTRAL SQUARE GP LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

CENTRAL SQUARE CAPITAL LP

By: Central Square GP LLC

By:/s/ Kelly Cardwell

Kelly Cardwell

Managing Member

KELLY CARDWELL

/s/ Kelly Cardwell

Kelly Cardwell, individually